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Exhibit 12

OWENS-ILLINOIS GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	Six months ended June 30,
	2003	2002
Earnings before income taxes, minority share owners' interests and cumulative effect of accounting change	$104.0	$248.3
Less: Equity earnings	(13.6)	(12.2)
Add: Total fixed charges deducted from earnings	254.8	224.1
Proportional share of pre-tax earnings of 50% owned associates	6.4	7.1
Dividends received from less than 50% owned associates	8.0	4.8

Earnings available for payment of fixed charges	$359.6	$472.1

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$238.1	$206.5
Portion of operating lease rental deemed to be interest	5.4	6.1
Amortization of deferred financing costs and debt discount expense	11.3	11.5

Total fixed charges deducted from earnings and fixed charges	$254.8	$224.1

Ratio of earnings to fixed charges	1.4	2.1

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OWENS-ILLINOIS GROUP, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions, except ratios)